UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D /A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ATHENA SILVER CORPORATION

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

                   381312107

 (CUSIP Number)

John Power, CEO/Director
2010A Harbison Drive #312
Vacaville, California  95687
                  (707)884-3766  (tel)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

                   January 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 381312107

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     John C. Power

(2) Check the Appropriate Box if a Member (a) [   ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 4,125,975
Beneficially Owned	(8) Shared Voting Power
by Each Reporting	(9) Sole Dispositive Power 4,125,975
Person With	(10)Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       4,125,975 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      18.57%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

Item 1 is amended to read:

           The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of Golden West Brewing Company, Inc., a Delaware corporation (the “Company”).  The address and principal executive offices of the Company is 2010A Harbison Drive #312, Vacaville, CA  95687.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     John C. Power, 60 Sea Walk Drive, P O Box 114, Sea Ranch CA  95497 is Chief Executive Officer, Chief Financial Officer and a Director of the

Company and is Manager of Sea Ranch Lodge and Village, LLC; P O Box 114, Sea Ranch CA  95497.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as follows:

               On June 1, 1998, the Securities and Exchange Commission issued an Order instituting proceedings alleging, among other things, that Mr. Power violated Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)(5) promulgated thereunder by participating in a manipulation through his personal account of the public trading market for the common stock of Premier Concepts, Inc., from approximately June 1994 through December 1994.  On November 15, 2005, the US Court of Appeals for the District of Columbia Circuit issued an Opinion and Order dismissing the matter for lack of evidence.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           Item 3 is amended as follows:

On January 29, 2010, Mr. Power acquired 422,500 shares of $0.0001 par value common stock of the Company valued at $0.10 per share under the Common Stock Purchase Agreement effective January 29, 2010.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended as follows:

         The securities of the Company were acquired by Mr. Power for investment.  Mr. Power reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases should a public trading market for its shares develop or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended as follows:

         (a)     At the close of business on June 17, 2010, Mr. Power would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 4,125,975 shares of common stock.  Those securities consist of an aggregate of 3,055,500 shares of common stock owned individually and 1,070,475 shares of common stock owned by Sea Ranch Lodge & Village, LLC, of which Mr.

Power is the Manager.  The securities represent 18.57% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 22,220,000 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Power has the sole  voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above.

         (c)     Mr. Power has not purchased or sold any shares of common stock during the past 60 days except as noted.

(d)

Not applicable

(e)

Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Mr. Power is Chief Executive Officer, Chief Financial Officer and a Director of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June _17, 2010 (Date)
__/s/ John C. Power (Signature)
John C. Power (Name/Title)